Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor Entity					Successor Entity
	Year Ended December 31,				For the period from January 1, 2010 through May 7, 2010	For the period from May 8, 2010 through December 31, 2010	Three Months Ended March 31, 2011
	2006	2007	2008	2009
Earnings adjusted for fixed charges:
Income from operations before income taxes	$16,375	$19,866	$27,683	$37,053	$8,846	$6,421	$7,310
Add: Interest expense	12,845	13,695	13,729	14,948	5,717	14,821	7,041
Add: Estimate of implicit interest in rental expense	1,628	1,920	2,747	3,051	1,124	2,432	938
Less: Noncontrolling interests	(11,833)	(14,706)	(17,179)	(22,391)	(9,266)	(18,444)	(7,549)

Total adjustments	2,640	909	(703)	(4,392)	(2,425)	(1,191)	430
Adjusted income from operations	$19,015	$20,775	$26,980	$32,661	$6,421	$5,230	$7,740

Fixed charges:
Interest expense	$12,845	$13,695	$13,729	$14,948	$5,717	$14,821	$7,041
Interest portion of rent expense	1,628	1,920	2,747	3,051	1,124	2,432	938

Total fixed charges	$14,473	$15,615	$16,476	$17,999	$6,841	$17,253	$7,979

Ratio of earnings to fixed charges	1.31	1.33	1.64	1.81	0.94	0.30	0.92